Free Writing Prospectus (To the Preliminary Prospectus Supplement dated October 11, 2017)	Filed Pursuant to Rule 433 Registration Statement No. 333-212146

m.d.c. Holdings, Inc.
$150,000,000 of 6.000% Senior Notes Due 2043

FINAL TERM SHEET
October 11, 2017

Issuer:	M.D.C. Holdings, Inc.

Security:	6.000% Senior Notes due 2043

Principal Amount:

$150,000,000. The notes offered hereby will be part of the same series of notes as the $350,000,000 aggregate principal amount of 6.000% Senior Notes due 2043 previously issued and sold by M.D.C. Holdings, Inc.

Trade Date:	October 11, 2017

Settlement Date:	October 16, 2017 (T+3)

We expect that delivery of the notes will be made against payment therefore on or about October 16, 2017 which will be the third business day following the date of pricing of the notes, or “T+3”. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing should consult their own advisors.

Final Maturity:	January 15, 2043

Interest Rate:	6.000% per annum

Public Offering Price:	97.000% plus interest deemed to have accrued from July 15, 2017

Yield to Maturity:	6.237%

Benchmark Treasury:	3.000% due May 15, 2047

Benchmark Treasury Price:	102-17

Benchmark Treasury Yield:	2.872%

Spread to Benchmark Treasury:	+336.5 basis points

Interest Payment Dates:	Semi-annually in arrears on January 15 and July 15, commencing January 15, 2018

Optional Redemption:	Prior to October 15, 2042, the greater of par and make whole at Treasury plus 45 basis points, plus accrued and unpaid interest to the date of redemption

On or after October 15, 2042, at par, plus accrued and unpaid interest to the date of redemption

Interest Rate Adjustment:

The interest rate on the notes will be subject to adjustment upon the occurrence of a change of control and if the debt ratings assigned to the notes by Moody’s, S&P and Fitch (or any replacement ratings agency selected by the Issuer) are all below investment grade, or in the event of certain subsequent upgrades to the debt rating, as set forth in the Preliminary Prospectus Supplement.

Authorized Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Ratings[1]:	BB+ (Stable Outlook) (S&P) Ba2 (Stable Outlook) (Moody’s) BBB- (Stable Outlook) (Fitch)

1     A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

CUSIP/ISIN:	552676 AQ1 / US552676AQ11

Sole Book-Running Manager:	Citigroup Global Markets Inc.

Global Settlement:	The Depository Trust Company.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146 (toll free).

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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